

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1106, Xinghuo Keji Plaza
No. 2 Fufeng Road
Fengtai District , Beijing
China 100070

Re: ZW Data Action Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-34647

Dear Handong Cheng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Our Subsidiaries, Variable Interest Entities (VIEs) and Ownership Interest Investment Affiliates, page 3

1. Please revise your organizational structure to refer to your current name, ZW Data Action Technologies, Inc. Revise throughout the filing as appropriate, including the footnotes to your financial statements. Disclose when and why the name changed and if the change has been reflected in all VIE contractual agreements.

2. Revise your organizational structure diagram to <u>not</u> use solid lines with arrows when describing the VIEs. Instead consider using dashed lines without arrows when describing the VIEs.

3. We note your disclosure on page 4 that in order to control the business and operations of the PRC Operating Entities and consolidate the financial results of the two companies in a

manner that does not violate the related PRC laws, Rise King WFOE executed the Contractual Agreements with the PRC Shareholders and each of the PRC Operating Entities. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Liquidity and Capital Resources, page 53

4.   At the forefront of your Liquidity and Capital Resources section provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. We note your disclosure on page 56 is not specific to your organization and doesn't explain how the restrictions have impacted your cash transfers.

5.   Provide disclosure regarding your ability to generate and obtain adequate amounts of cash to meet your cash requirements, and your plans for cash in the short-term and separately in the long-term. Also, state whether in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. We refer to guidance in Item 303 of Regulation S-K.

6.   We note based on your disclosure on page F-24 that you have a unsecured, interest free, working capital loan to an unrelated party. Please disclose the entity and/or person who received the loan(s) and the business reason for providing unsecured, interest free loans to unrelated parties.

Report of Independent Registered Public Accounting Firm, page F-1

7.   The report by your independent registered public accounting firm refers to a critical audit matter, specifically, "assessing the Company's ability to meet its trailing twelve-month

profitability covenant for the twelve months from the date that the consolidated financial statements are issued." Please provide disclosure regarding this specific covenant. Discuss what agreement specifies this covenant, the terms of the covenant, if you met the covenant, and if you are at risk of not meeting the covenant. Disclosure should be provided in both your Liquidity and Capital Resources section and in the Notes to Consolidated Financial Statements.

Consolidated Balance Sheet, page F-4

8.   Your footnote on page F-4 states that, "All of the VIEs' assets can be used to settle obligations of their primary beneficiary." However on page F-34 you state, "As of December 31, 2021 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company's PRC subsidiaries and VIEs that are included in the Company's consolidated net assets, were approximately US$13.2 million and US$8.2 million, respectively." Please clarify and explain the apparent contradiction between these two statements.

Notes to Consolidated Financial Statements
1. Organization and nature of operations, page F-10

9.   Your table on page F-11 discloses that you own 100% ownership in your VIEs. Since you do not hold 100% equity interest in your VIEs, please revise accordingly.

3. Summary of significant accounting policies
e) Cash and cash equivalents, page F-15

10.   Disclose the jurisdiction(s) that hold your cash and cash equivalents and address:
    • to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;
    • any restrictions associated with the transfer of cash outside its current jurisdiction;
    • how cash is transferred through your organization;
    • your intentions to distribute earnings or settle amounts owed to the parent holding company; and
    • state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your U.S. investors, and quantify the amounts where applicable.

General

11.   At the forefront of your filing, your MD&A and financial statements, prominently disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology